February 8, 2011

Gabriel Eckstein

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LeCroy Corporation

Form 10-K for the fiscal year ended July 3, 2010

Filed September 8, 2010

File No. 000-26634

Dear Mr. Eckstein:

Thank you for the comment included in your letter to us dated January 28, 2011 (the “Comment Letter”). On behalf of LeCroy Corporation (the “Company”), please find for review by the Securities and Exchange Commission (the “Commission”) our response to the comment of the Staff of the Commission (the “Staff”) that were contained in the Comment Letter.

For ease of reference, the comment contained in the Comment Letter is printed below in italicized, bold type and is followed by the Company’s response.

Item 11. Executive Compensation, page 100

1.	We note from your discussion under “Executive Performance-Based Annual Incentive Plans” on page 21 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed the specific targets to be achieved in order for your named executive officers to earn their respective annual cash-based incentive compensation under each of your three incentive plans. Please provide such disclosure in future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. For guidance, refer also to Question 118.04 of Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that possesses a reasonable risk of competitive harm.

Gabriel Eckstein

United States Securities and Exchange Commission

February 8, 2011

Company Response:

We recognize the importance of providing performance-related information to our stockholders and in doing so we consider both materiality and the risk of providing the marketplace with information that may put us at a competitive disadvantage.

Materiality Considerations

Item 402(b) of Regulation S-K and Instruction 1 states that the purpose of Compensation Discussion and Analysis (the “CD&A”) is to provide investors with “material” information or comprises “material elements of the registrant’s compensation of the named executive officers” that is “necessary to gain an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.”

For each of our named executive officers, the annual target bonus opportunity, pay-out amount earned and maximum bonus opportunity in dollars for fiscal 2010 were outlined in our proxy statement, illustrating the range of potential cash-based incentive plan compensation. We further disclose the level of financial performance relative to the financial goal and resulting payout for assigned amounts in percentages. As stated in the proxy, the total target performance based bonus compensation opportunity for named executive officers is structured so that the target performance based bonus is approximately twenty-five to thirty-five percent of the total base compensation and performance based bonus compensation.

We believe that we have provided the most significant and material information necessary to gain an understanding of our compensation policies and decisions as it relates to the named executive officers. Based on our disclosures around the structure of the performance based plans, the actual award made to the named executive officer and relative level of performance, we believe that the narrative information included in the CD&A has been achieved, without indicating the specific quantitative component targets under our three incentive plans. Further, we do not believe that specific quantitative targets for Non-GAAP Operating Income, Non-GAAP Contribution Margins and Product-line Bookings would provide our stockholders with a materially greater understanding of our incentive plans. The disclosure is not material in that there is a specifically limited range of targets and of payments under the bonus plans which are expressly communicated to the stockholders in the CD&A and in the compensation tables.

Gabriel Eckstein

United States Securities and Exchange Commission

February 8, 2011

Competitive Harm Analysis

We have not disclosed specific quantitative targets under our three incentive plans because we believe that these targets involve confidential commercial information, the disclosure of which would result in competitive harm to LeCroy. In accordance with Instruction 4 of Item 402(b) of Regulation S-K, we do not believe that disclosure of specific quantitative targets is required nor do we believe that this information is material and necessary to gain an understanding of LeCroy’s compensation policies and practices specific to our named executive officers.

Disclosure of specific quantitative targets for Non-GAAP operating income, Non-GAAP Product-line Contribution Margins and Product-line Bookings could be used by a competitor, customer and/or distributor, vendors and suppliers as a means to extract information regarding the Company’s confidential operating and financial objectives that they could use to the Company’s detriment.

As disclosed in our Form 10-K, Item 1A, Risk Factors, we sell our products in highly competitive markets in the Americas, Europe/Middle East and Asia/Pacific. A number of our competitors have substantially greater sales and marketing, development and financial resources than we do.

The disclosure of additional financial metrics such as those used for our named executive officers’ incentive plan compensation, such as Non-GAAP Operating Income, Non-GAAP Product-line Contribution Margins and Product-line Bookings, which is not the equivalent of GAAP revenue, would provide valuable information about our operations and performance at a Product-line contribution and bookings level which is not publically disclosed in our filings.

For the reasons set forth below, we believe that the disclosure of the actual quantitative targets could cause significant harm to the Company in the following ways:

•

We believe that providing the specific targets to be achieved under these plans would expose LeCroy’s confidential internal financial projections, particularly by providing the regional product-line contribution margins and/or specific product-line bookings targets. The Company does not report product-line revenue, bookings and regional contribution margin metrics. Disclosure of specific targets would allow competitors to better understand our forecasting models, which they could use for their own strategic planning, forecasting or extrapolation of future periods. Moreover, disclosure of specific regional product-line contribution margins and regional bookings targets would provide insight into LeCroy’s confidential business plan which would enable our

Gabriel Eckstein

United States Securities and Exchange Commission

February 8, 2011

competitors to measure LeCroy’s performance against the plan to determine what portions of LeCroy’s (or our competitors’) products or geographic regions are most vulnerable to competition. Then, competitors could use performance against plan to identify areas of weakness, potentially at a regional and product-line level. Disclosure of specific targets at this precision level could allow our competition to foresee and react to areas where we see growth opportunities. Additionally, distributors and customers could use disclosure of these specific targets to determine their margins and in turn, seek more favorable contract terms. We have never publically disclosed Non-GAAP regional product-line contribution margins and regional product-line bookings, nor do we believe that we are required to do so.

•

Disclosure of the specific ranges could be used by competitors to gain insight into LeCroy’s areas of key strategic focus. For example, because the targets are set at the geographic product-line bookings and contribution margin line, disclosure of those targets could provide our competitors insight into areas of expected growth, as well as areas in which we may be looking to enter a new market, which could be reflected in the relatively lower contribution margin targets in the near-term. We believe that the disclosure of targets could be misleading and misused by competitors and customers by creating inappropriate expectations as to our ability to meet our internal confidential operating plans. Additionally, certain of our competitors are much larger organizations that offer a wide range of test and measurement products and do not disclose product-line contribution margins and regional product-line bookings; if we were required to do so, this would provide our competitors confidential and proprietary competitively sensitive information for which we could not obtain comparable data. In addition, certain of our competitors are not publically traded and are not required to disclose this information.

•

As outlined in our CD&A the Compensation Committee’s philosophy is to “provide meaningful rewards for superior financial and operational performance, and as such, actual payouts above target opportunities are possible for outperforming our challenging performance goals” and we do not want investors or competitors to interpret such targets as being in the range of what we believe is likely be achieved. The disclosures of the targets could confuse investors who generally focus on our public guidance.

•

LeCroy’s compensation practices and information are also competitively sensitive which could be used by a competitor when recruiting and/or seeking to attract LeCroy executives. If we were required to disclose the specific targets, LeCroy competitors would know precisely how the product-line contribution margin or regional geographic product-line bookings would affect LeCroy executives’ overall compensation.

Gabriel Eckstein

United States Securities and Exchange Commission

February 8, 2011

After consideration of specific facts and circumstances outlined above, we concluded that the disclosure of the targets on both a historical and prospective basis would cause competitive harm by revealing confidential and commercially sensitive information around LeCroy’s expectations and objectives for financial, geographic, operational, product and business performance considerations. We believe there is sufficient information available through our current disclosures that provide a reasonable range of our targets. The disclosure of specific targets would not result in a better understating of our compensation policies and decisions and would put us at a competitive disadvantage.

Disclosure Requirements

We acknowledge that to the extent that it is appropriate to omit specific targets or performance objectives, we are required to provide adequate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. We believe that we have discussed how difficult or likely it will be to achieve target levels, without disclosing information that possesses a reasonable risk of competitive harm. The following are excerpts from our proxy filing, demonstrating this disclosure:

1.	“Due to the challenging nature of our Executive Incentive Plan performance goals, including those established in fiscal 2010, there is significant risk that the actual pay-outs may be below threshold amounts or may not be paid at all.” (Page 23)

2.	“The Compensation Committee utilizes the preliminary bonus plan to establish an executive bonus plan for the following fiscal year, while endeavoring to establish performance criteria so that the relative difficulty of performance goals is evaluated year over year, considering the economic environment.” (Page 23)

The payout amounts for the first half of 2010 were at the twenty percent reduced bonus figures, considering the economic environment.

3.	“For the first-half of fiscal year 2010, the established performance goals required considerable improvement in Company performance relative to the second half of fiscal 2009.” (Page 23).

4.	“As a prerequisite to paying any bonuses to our NEOs, such officers must exceed expected individual performance criteria.” (Page 22)

We believe that the disclosures highlighted above, read in conjunction with the section entitled, “Fiscal 2010 Executive Incentive Plan Performance and Payouts” and the Summary Compensation Table, provide a comprehensive illustration of how difficult or likely it will be to achieve target levels, without specifically quantifying those targets.

Gabriel Eckstein

United States Securities and Exchange Commission

February 8, 2011

However, we intend to summarize the information provided above into a more transparent and concise “level of difficulty” disclosure in future filings. For the sake of convenience, this draft disclosure assumes the same performance targets and named executives officers as appeared in the 2010 proxy statement. We believe the following level of difficulty discussion, together with the overall incentive compensation discussion in the 2010 proxy statement, provides investors sufficient material information necessary for an understanding of the Company’s incentive plans without exposing confidential information that poses a risk of competitive harm to the Company:

We believe the financial metrics established under the Company’s plans for cash- based incentive compensation are intended to be challenging, yet attainable based on historical performance and future expectations. They are designed to achieve substantial and sustained performance aligned with the Company’s objectives. The fact that targets are set to be challenging is demonstrated by the fact that no executive met their fiscal 2007 target, resulting in no incentive payment, and that most executives received a fraction of their target fiscal 2009 bonus payment. The financial metrics are based on internal and confidential business plans and are consistent with the information we publically disclose in order to align executive incentive opportunities and pay-outs with stockholders’ performance expectations.

Conclusion

We believe that our current disclosure complies with the requirements under the rules, and provides a material understanding of the bonus plans, while maintaining the confidentiality of information which we believe poses a risk of substantive competitive harm as permitted under the rules and regulations of the Commission. However, in future filings we will add more “level of difficulty” language.

Further, we confirm, in future filings, we will endeavor to continue to provide as much detail as necessary to understand our compensation philosophy and inventive programs, including disclosing financial targets, without disclosing information that poses a reasonable risk of competitive harm.

Gabriel Eckstein

United States Securities and Exchange Commission

February 8, 2011

Acknowledgements

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to call me at 845-578-6102.

Very truly yours,

/s/ Sean B. O’Connor

Chief Financial Officer

Enclosures

cc:	Bernard Kuelker, KPMG LLP

Roger Feldman, Esq., Fish and Richardson